Exhibit 4.57

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 16, 2026, in connection with Fazenda Rio do Meio

Parties: Agrifirma Bahia Agropecuária Ltda., as seller, and A. C. D. I. Ltda., as buyer (the “Parties”).

Purpose: Private instrument among the Parties, dated September 16, 2026, for the sale of 2,052.66 hectares of farmland in the Municipality of Correntina, in the State of Bahia, at a price equivalent to 425 bags of soybeans per arable hectare, for a total amount of 574,374.75 bags of soybeans, payable in five installments. The first installment, equivalent to 11,062.75 bags of soybeans, was paid on September 16, 2026, and the remaining four installments will be paid by May 30 of each year.